SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

WESTERN DIGITAL TECHNOLOGIES, INC.
WESTERN DIGITAL CORPORATION

(Name of Subject Company (Issuer))

WESTERN DIGITAL CORPORATION
WESTERN DIGITAL TECHNOLOGIES, INC.

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Subordinated Debentures due 2018
(Title of Class of Securities)

958102AF2 and 958102AH8
(CUSIP Numbers of Class of Securities)

Raymond M. Bukaty
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive,
Lake Forest, California 92630
(949) 672-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Williams
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$73,954,697.08	$6,803.83

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Debentures due 2018, as described herein, is $459.64 per $1,000 principal amount at maturity outstanding. As of January 15, 2003, there was $160,897,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $73,954,697.08.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

                    Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
Items 1 through 9.
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(5)

Introductory Statement

     This Tender Offer Statement on Schedule TO-I (this “Schedule TO-I”) is filed by Western Digital Corporation, a Delaware corporation (“Western Digital”), and Western Digital Technologies, Inc., a Delaware corporation and a wholly owned subsidiary of Western Digital (the “Company”), and relates to the offer by the Company to purchase the Zero Coupon Convertible Subordinated Debentures due 2018 issued by the Company on February 18, 1998 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice to Holders of the Debentures, dated January 17, 2003 (the “Company Notice”) and the related offer materials filed as Exhibits (a)(1) to (d)(2) to this Schedule TO-I (which Company Notice and offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Debentures were issued pursuant to an Indenture, dated February 18, 1998, by and between the Company and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A. (the “Trustee”), and amended by the First Supplemental Indenture, dated as of April 6, 2001, among the Company, Western Digital and the Trustee (the “Indenture”).

     The Option will expire at 5:00 p.m., New York City time, on February 18, 2003. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

     The Company is the issuer of the Debentures and is offering to purchase all of the Debentures pursuant to the terms of the Indenture. The payment and performance of all obligations of the Company under the Indenture are fully and unconditionally guaranteed by Western Digital. The Debentures are convertible into the common stock, par value $0.01 per share, of Western Digital (the “Common Stock”). The address of the principal executive offices of the Company and Western Digital is 20511 Lake Forest Drive, Lake Forest, California 92630-7741. The telephone number there is (949) 672-7000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements

     (a)  Western Digital and the Company believe that their financial condition is not material to a Debenture holder’s decision whether to surrender the Debentures for purchase because the consideration to be paid to holders of surrendered debentures is solely cash, the offer is not subject to any financing conditions, the offer is for all outstanding Debentures and Western Digital is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Western Digital and its subsidiaries (including the Company) are reported electronically on EDGAR on a consolidated basis. Western Digital has substantially no assets, operations or cash, other than its interests in the Company, and the results of Western Digital’s operations are substantially similar to those of the Company.

     (b)  Not applicable.

Item 11. Additional Information

     (a)  Not applicable.

     (b)  Not applicable.

Item 12. Exhibits

(a)(1)(A)	Company Notice to Holders of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures Due 2018, dated January 17, 2003.

(a)(1)(B)	Form of Purchase Notice of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018 (including Substitute Form W-9).

(a)(1)(C)	Form of Notice of Withdrawal of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018.

(a)(1)(D)	Form of Notice of Guaranteed Delivery of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release issued by Western Digital Technologies, Inc. and Western Digital Corporation on January 17, 2003.

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 18, 1998 by and between Western Digital Technologies, Inc. (formerly Western Digital Corporation) and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form S-3 (File No. 333-52463) as filed with the Securities and Exchange Commission on May 12, 1998.

(d)(2)	First Supplemental Indenture, dated as of April 6, 2001 by and among Western Digital Technologies, Inc., Western Digital Corporation and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form 8-K filed with the Securities and Exchange Commission on April 6, 2001.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN DIGITAL CORPORATION WESTERN DIGITAL TECHNOLOGIES, INC.

	By:	/s/ Raymond M. Bukaty Name: Raymond M. Bukaty Title: Vice President, General Counsel and Secretary

Dated: January 17, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures Due 2018, dated January 17, 2003.

(a)(1)(B)	Form of Purchase Notice of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018 (including Substitute Form W-9).

(a)(1)(C)	Form of Notice of Withdrawal of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018.

(a)(1)(D)	Form of Notice of Guaranteed Delivery of Western Digital Technologies, Inc. Zero Coupon Convertible Subordinated Debentures due 2018.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release issued by Western Digital Technologies, Inc. and Western Digital Corporation on January 17, 2003.

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 18, 1998 by and between Western Digital Technologies, Inc. (formerly Western Digital Corporation) and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form S-3 (File No. 333-52463) as filed with the Securities and Exchange Commission on May 12, 1998.

(d)(2)	First Supplemental Indenture, dated as of April 6, 2001 by and among Western Digital Technologies, Inc., Western Digital Corporation and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., incorporated by reference to Western Digital’s Form 8-K filed with the Securities and Exchange Commission on April 6, 2001.

(g)	Not applicable.

(h)	Not applicable.

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